News Releases 7 June 2001

Reuters Announces Board Changes and New Structure

No: 15/01

London – Reuters, the global information, news and technology group, announced today a series of Board changes as the first phase of an organisational change programme led by Chief Executive designate Tom Glocer. As part of this programme, Reuters will reorganise its business operations around the principal customer segments it serves: Investment Banking/Brokerage, Treasury, Asset Management and Corporates/Media. These will replace the current product-based divisions of Reuters Information (RI), Reuters Trading Solutions (RTS), and Reuterspace.

These changes, along with the previously announced business transformation programme, are intended to create a customer-focused organisation which uses the latest internet-based technologies to serve Reuters clients around the world.

Roll-out of the new organisational structure will begin when Tom Glocer succeeds Peter Job, the present Chief Executive, who retires at the end of July. It will be substantially completed by the end of the year.

The organisational changes at Board level include the following:

Philip Green, who currently runs the two Reuters Financial divisions, RI and RTS, will assume the new position of Reuters Chief Operating Officer (COO) in July. He joined the company in 1999 and the Board in 2000.

Geoff Weetman, Director of Human Resources, will join the Board in July. He has been with Reuters since 1973 and has held various financial and general management positions, including that of Managing Director, Asia, before taking up his current role in 1998. Rob Rowley, Chief Executive, Reuterspace, will retire from Reuters and step down from the Board at the end of the year. In the interim, he will oversee the integration of the businesses which currently make up the Reuterspace division into the new organisation. They will form the nucleus of the Corporates/Media customer segment.

Jean-Claude Marchand, Group Marketing Director, will retire from the Board and leave the company in July. He will serve as an advisor to the company until the end of the year.

Sir Christopher Hogg, Reuters Chairman, said: “The Group has been vigorously implementing change through its various transformation programmes and the management reorganisation and Board changes we are announcing today are an important step in this process. The move to a COO model reflects the increasing sophistication of the Company’s business and will play directly to the experience and skill set of Philip Green. I welcome Geoff Weetman to the Board where his strong advocacy of people-related issues will help to keep us focused on our key asset, our employees.

“Rob Rowley and Jean-Claude Marchand have given long and valuable service to Reuters and to the Board and we are pleased that we will continue to be able to draw on their experience during this transitional year. We thank them for their commitment and wish them well for the future.”

Reuters confirms that Geoffrey Weetman does not hold any other directorships and that there are no other details which are required to be disclosed under paragraph 6F.2(b) to (g) of the UKLA Listing Rules.

End

Contacts:

Peter Thomas/Adrian Duffield Corporate Relations - UK	Tel: +44 (0) 20 7542 4890/4728
peter.v.thomas@reuters.com or adrian.duffield@reuters.com

Nancy Bobrowitz/Felicia Cosby Corporate Communications - USA	Tel: +1 646-223-5220/5223
nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 internet websites. Reuters is the world’s largest international text and television news agency with 2,500 journalists, photographers and camera operators in 190 bureaux, serving 160 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000 the Group employed 18,082 staff in 204 cities in 100 countries. Reuters celebrates its 150th anniversary this year.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form

20-F for the year ended 31 December 2000 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

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